SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item 1.	Letter to the Securities and Exchange Commission dated February 26, 2010 regarding Resolution N° 82/2010 of the Ministry of Economy and Resolution N°14 of the Secretary of Economic Policy

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, February 26, 2010

Securities and Exchange Commission

Dear Sirs,

RE.:	Resolution N° 82/2010 of the Ministry of Economy and Resolution N°14 of the Secretary of Economic Policy

I am writing you as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on February 24, 2010 the Company was notified of the two above-referenced resolutions.

Both these resolutions are related to a resolution issued by the Court of Appeals in Criminal Economic Matters (the “Court”), which we informed you about on February 4, 2010, whereby such Court resolved to nullify Resolution N°483/09 of the Secretary of Internal Commerce Department, which, among other matters, had required Telecom Italia S.p.A. to divest its ownership in the shares of Sofora Telecommunications, S.A., and ordered the applicable authority to issue a new decision upon completion of the appropriate process.

Pursuant to this Court decision, the Ministry of Economy and Public Finance, through Resolution N°82/2010, has entrusted the Secretary of Economic Policy of the Ministry of Finance with resolution of the case which is currently pending before the Antitrust Commission regarding Telco SpA’s purchase of Olimpia SpA shares (shareholder of Telecom Italia SpA).

In turn, the Secretary of Economic Policy, through Resolution No. 14/2010, determined the following: (i) to order the Antitrust Commission not to appeal the resolution of the Court mentioned in the second paragraph above, (ii) to rescind Resolutions No. 483/2009 and No. 3/2010 of the Secretary of Internal Commerce Department, and (iii) to order the Antitrust Commission to take the necessary steps regarding the aforementioned case in order to redirect the proceedings.

Sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 26, 2010	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors